UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K    |_| Form 20-F    |_| Form 11-K    |X| Form 10-Q
             |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

                             SEC FILE NUMBER: 1-6249
                             CUSIP NUMBER: 976391102

            For Period Ended: March 31, 2007

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            For the Transition Period Ended:

  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Winthrop Realty Trust
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Full Name of Registrant


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Former Name if Applicable

7 Bulfinch Place, Suite 500
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Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02114
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Two factors have resulted in Winthrop Realty Trust being unable to file its Quarterly Report on Form 10Q for the period ended March 31, 2007 (the "Form 10-Q") without unreasonable effort or expenses. First, on May 10, 2007, the Trust determined that it needed to revise the way it had reported its change in accounting for income taxes in the Trust's earnings release dated May 9, 2007. The cumulative effect of the change of $1,916,000 should have been reported as an increase in retained earning effective January 1, 2007 rather than as an increase in earnings for the quarter ended March 31, 2007. The Trust has revised its earnings release, and is making a corresponding change to the financial statements that will be included in its Form 10-Q Second, the Trust is reassessing its historical practice of classifying non operating interest income as revenue in its consolidated statements of operations. Any change in classification will have no impact on the Trust's net income or funds from operations.

The Form 10-Q is expected to be filed prior to May 15, 2007.

SEC 1344 (03-05) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays acurrently valid OMB control number.

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(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas Staples                    617                      570-4614
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       (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Winthrop Realty Trust
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2007                               By /s/ Thomas Staples
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).